Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 20
DATED JUNE 9, 2008
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 20 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 18 dated April 24, 2008 and Supplement No. 19 dated May 15, 2008.  Unless otherwise defined in this Supplement No. 20, capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through June 4, 2008, we have accepted investors’ subscriptions to this offering and issued approximately 125 million shares of our common stock resulting in aggregate gross proceeds of approximately $1.24 billion.

Suitability Standards

This section supplements the discussion contained in our prospectus under the heading “Suitability Standards,” which begins on page v of the prospectus.

Effective as of June 9, 2008, investors in Oregon must have, excluding the value of the investor’s home, home furnishings and automobiles, either (1) a net worth of at least $250,000 or (2) a gross annual income of at least $70,000 and a net worth of at least $70,000.